UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On April 15, 2025, Chemomab Therapeutics Ltd. (“Chemomab” or the “Registrant”) announced the departure of its Chief Medical Officer, Dr. Matthew Frankel, and the appointment of Dr. David M. Weiner, MD, as Interim Chief Medical Officer, effective upon Dr. Frankel's departure on April 18, 2025. In addition, Chemomab has promoted Mr. Jack Lawler from his current position as Senior Vice President, Global Clinical Development Operations to Chief Development Officer. Chemomab issued a press release titled “Chemomab Announces New Medical and Clinical Appointments”. A copy of the press release is furnished as Exhibit 99.1 herewith.

This Report of Foreign Private Issuer on Form 6-K and the press release attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275002 and 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated April 15, 2025, titled “Chemomab Announces New Medical and Clinical Appointments”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: April 15, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer